Exhibit 99.1

News

Contact:
Eyal Harari
VP Products and Marketing
+972-77-774-5030
eyalh@radcom.com

FOR IMMEDIATE RELEASE

RADCOM wins a Multimillion Dollar LTE Deal

Sixth LTE Deal Recently

TEL AVIV, Israel – May 3, 2013 − RADCOM Ltd. (NASDAQ: RDCM), a leading service assurance provider, today announced the initial phase of a multi-million dollar, multi-year deal with a Tier 1 Asian operator.

RADCOM’s end-to-end LTE monitoring solution will provide service assurance for one of the largest planned LTE deployments in the world. This is the sixth LTE contract RADCOM has entered recently; thus positioning RADCOM as a leader in the rapidly developing market for LTE monitoring and service assurance solutions.

The ability to provide a real time feed to policy control components in the network using the QiSolve application was a major advantage for RADCOM in this deal, as it allows the service provider to maximize on RAN (Radio Access Network) monetization, as they expand network coverage. RADCOM’s Service Assurance solution for LTE, will monitor the subscribers’ QoE and provide powerful troubleshooting tools to rapidly resolve issues; thereby ensuring smooth running of the network.

“We are proud to announce this major deal. RADCOM’s LTE solution was selected by this major operator after a long comparison process against leading competitors, due to its technological advantages,” said David Ripstein, RADCOM’s President and CEO. “RADCOM’s solution continues to be at the forefront of technology, and provide our customers with innovative solutions.”

About RADCOM

RADCOM develops, manufactures, markets and supports innovative network test and service monitoring solutions for communications service providers and equipment vendors. The Company specializes in next-generation Cellular as well as IMS, Voice, Data and VoIP networks. Its solutions are used in the development and installation of network equipment and in the maintenance and customer-care of operational networks. The Company's products facilitate fault management, network service performance monitoring and analysis, troubleshooting and pre-mediation. RADCOM's shares are listed on the NASDAQ Capital Market under the symbol RDCM.

For more information, please visit www.RADCOM.com.

Risks Regarding Forward-Looking Statements
Certain statements made herein that use the words “estimate,” “project,” “intend,” “expect,” “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties that could cause the actual results, performance or achievements of RADCOM to be materially different from those that may be expressed or implied by such statements, including, among others, changes in general economic and business conditions and specifically, decline in the demand for RADCOM’s products, inability to timely develop and introduce new technologies, products and applications, and loss of market share and pressure on prices resulting from competition. For additional information regarding these and other risks and uncertainties associated with RADCOM’s business, reference is made to RADCOM’s reports filed from time to time with the United States Securities and Exchange Commission. RADCOM does not undertake to revise or update any forward-looking statements for any reason.